SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to _____________

ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
AT ATTAPULGUS, GEORGIA
(Full title of the plan)

ENGELHARD CORPORATION
(Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY Address of principal executive offices)	08830 (Zip Code)

DELAWARE (State or other jurisdiction of incorporation or organization)	22-1586002 (IRS Employer Identification Number)

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Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia

Table of Contents

Description	Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4
at December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits	5
for the years ended December 31, 2003 and 2002

Notes to Financial Statements	6-12

Supplemental Schedules
Schedule of Assets (Held at end of year)	13-14

Schedule of Reportable Transactions for the Year
Ended December 31, 2003	15

Consent of Independent Registered Public Accounting Firm	16

Signature	17

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Report of Independent Registered Public Accounting Firm

To the Pension and Employee Benefit Committee of Engelhard Corporation:

          We have audited the accompanying statements of net assets available for benefits of the of Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

          Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Iselin, New Jersey
June 10, 2004

Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia Statements of Net Assets Available for Benefits At December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value	$3,579,207	$2,521,230

Receivables:
Participant Contributions	37,164	24,287
Employer Contributions	12,653	8,476

Total Receivables	$49,817	$32,763

Net Assets Available for Benefits	$3,629,024	$2,553,993

See Accompanying Notes to Financial Statements 4

Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia Statement of Changes in Net Assets Available for Benefits For The Years Ended December 31, 2003 and 2002

	2003	2002
Additions:
Net Investment Income:
Dividends	$35,583	$30,486
Interest	32,348	33,587

Total Investment Income	67,931	64,073

Contributions:
Participant	340,867	313,239
Employer	117,536	110,800

Total Contributions	458,403	424,039

Net Realized/Unrealized Appreciation
(Depreciation) in Fair Value of Investments	683,236	(445,917)

Total Additions	1,209,570	42,195

Deductions:
Distributions	92,414	44,996
Asset Transfers Out	40,906	57,956
Other deductions	1,219	1,197

Total Deductions	134,539	104,149

Net Increase (Decrease)	1,075,031	(61,954)

Net Assets Available for Benefits at	2,553,993	2,615,947
Beginning of Year

Net Assets Available for Benefits at
End of Year	$3,629,024	$2,553,993

See Accompanying Notes to Financial Statements 5

Notes to Financial Statements

Note 1 - Description of the Plan

          The Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia (the “Plan”), effective as of May 1, 1998, is designed to provide eligible employees of Engelhard Corporation (the “Company”) an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

          The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Plan Merger

          Effective January 1, 2004, the Plan merged into the Engelhard Corporation Savings Plan for Hourly Paid Employees.

Eligibility

          Subject to certain limitations and restrictions, all employees of Engelhard Corporation represented by Local 170 of the United Steel Workers of America are eligible to participate in the Plan.

Contributions

          The Plan permits eligible employees participating in the Plan the opportunity to defer on a pre-tax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and have the amount contributed to the plan. Employees may also contribute 10 percent of their compensation to the plan on a post tax basis. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code. For 2003, participants age 50 and over are allowed to contribute an additional $2,000 to the Plan as catch-up contributions.

Matching Contributions

          The Company will contribute, on a monthly basis and subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments

          All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following fifteen separate investment funds within the Plan:

a)	The Company Stock Fund.

b)	The Fixed Income Fund (Vanguard Retirement Savings Trust).

c)	The Windsor II Growth Fund (Vanguard Windsor II Fund).

d)	The Windsor Growth Fund (Vanguard Windsor Fund).

e)	The Balanced Fund (Vanguard Asset Allocation Fund).

f)	The Equity Index Fund (Vanguard Growth and Income Fund).

g)	The Small Cap Fund (Vanguard Small-Cap Index Fund).

h)	The Life Strategy Growth Fund (Vanguard Life Strategy Growth Fund).

i)	The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

j)	The Vanguard U.S. Growth Fund.

k)	The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

l)	The Prime Cap Funds (Vanguard PRIMECAP Fund).

m)	The International Growth Fund (Vanguard International Growth Fund).

n)	The Life Strategy Income Fund (Vanguard Life Strategy Income Fund).

o)	The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

          Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. Participants are initially restricted from moving matching contributions out of the Company Stock Fund until the funds become unrestricted. Current year matching contributions become unrestricted at the rate of 25 percent per year.

          Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the employee matching contribution. The following describes the change in the balance during the year ended December 31, 2003 and 2002:

	2003	2002
Balance at beginning of year	$234,147	$240,857
Dividends	4,059	3,225
Net unrealized appreciation/(depreciation)	71,899	(53,087)
Contributions	117,536	110,800
Transfer to participant directed	(63,591)	(64,998)
Distributions	(6,533)	(5,452)
Other	2,030	2,802

Balance at end of year	$359,547	$234,147

Participant Accounts

          Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

          Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination

          Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant’s accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals

          Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time, however the earnings on the contribution will be subject to current income taxes as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund may be made in the form of shares at the Participant’s discretion.

          The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Other

          Certain reclassifications have been made to prior year figures to conform to current year’s presentation.

Note 2 - Accounting Policies

          The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

          The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement Changes in Net Assets Available for Benefits.

Note 3 - Income Tax Status

          The Plan received a determination letter from the Internal Revenue Service dated September 11, 2003, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”). Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt from taxation.

Note 4 - Administrative Expenses

          Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 - Concentrations of Credit Risk

          Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks.

          Financial instruments that potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 - Investments

          Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in the Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

Investments	2003		2002
Engelhard Corporation Company Stock Fund	$2,055,720	*	$1,391,193	*
Fixed Income Fund (Retirement Savings Trust)	383,860		335,577
Equity Index Fund (Growth and Income Portfolio)	231,000		170,353

*	Includes assets that are non-participant directed (see Note 1).

Net realized/unrealized appreciation (depreciation) in fair value of investments consists of the following for the years ended December 31, 2003 and 2002:

	2003	2002
Common Stock	$515,388	$(314,399)
Mutual Funds	167,848	(131,518)

Total	$683,236	$(445,917)

Note 7 - Related Party Transactions

          For the 2003 plan year, the Company transferred 4,662 treasury stock shares (representing a contribution dollar amount of $117,536) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

          During the year, in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 13, 2003, the Vanguard Windsor Fund filed an amended Schedule 13G with the Securities and Exchange Commission indicating they held 9,566,700 shares or 7.49% of Company Stock. On February 6, 2004, the Vanguard Windsor Fund filed an amended Schedule 13G with the Securities and Exchange Commission indicating they held 9,476,500 shares or 7.55% of Company Stock.

Note 8 - Amendments

          The Plan was amended to reflect the merger of the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia into the Engelhard Corporation Savings Plan for Hourly Paid Employees on January 1, 2004. Each hourly paid employee of Engelhard Corporation who was a participant in the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia prior to January 1, 2004 automatically became a participant in the Engelhard Corporation Savings Plan for Hourly Paid Employees effective as of January 1, 2004.

Note 9 - Subsequent Event

          On January 1, 2004, the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia was merged into the Engelhard Corporation Savings Plan for Hourly Paid Employees. Approximately $3.6 million in net assets of the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia was transferred to the Engelhard Corporation Savings Plan for Hourly Paid Employees as a result of the merger.

Net Assets Available for Benefits at December 31, 2003-
per Financial Statements	$3,629,024

Less: Net assets transferred to the Engelhard Corporation
Savings Plan for Hourly Paid Employees accrued
on the Form 5500 at December 31, 2003	(3,629,024)

Net Assets Available for Benefits at December 31, 2003-
per Form 5500	$-0-

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EIN #22-1586002 Plan #021

Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia Schedule of Assets (Held at end of year) as of December 31, 2003

(A)	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Cost	(E) Current Value

*	Vanguard Fiduciary	Engelhard Corporation	$1,538,652	$2,055,720
	Trust Company	Company Stock Fund

*	Vanguard Fiduciary	Fixed Income Fund	383,860	383,860
	Trust Company	(Retirement Savings Trust)

*	Vanguard Fiduciary	Windsor II Fund	39,713	43,790
	Trust Company

*	Vanguard Fiduciary	Growth Fund	81,007	89,585
	Trust Company	(Windsor Fund)

*	Vanguard Fiduciary	Balanced Fund	138,837	145,152
	Trust Company	(Asset Allocation Fund)

*	Vanguard Fiduciary	Equity Index Fund	245,817	231,000
	Trust Company	(Growth and Income Portfolio)

*	Vanguard Fiduciary	Prime Cap Fund	80,291	89,407
	Trust Company

*	Vanguard Fiduciary	Life Strategy Growth Portfolio	25,115	24,873
	Trust Company

*	Vanguard Fiduciary	Life Strategy Conservative	18,202	19,266
	Trust Company	Growth Portfolio

*	Vanguard Fiduciary	Life Strategy Income Fund	1,502	1,567
	Trust Company

*	Vanguard Fiduciary	U.S. Growth Portfolio	58,937	44,919
	Trust Company

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EIN #22-1586002 Plan #021

Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia Schedule of Assets (Held at end of year) as of December 31, 2003, Continued

(A)	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Cost	(E) Current Value

*	Vanguard Fiduciary	Life Strategy Moderate	31,113	32,625
	Trust Company	Growth Fund

*	Vanguard Fiduciary	International Growth	11,302	11,392
	Trust Company	Fund

*	Vanguard Fiduciary	Short-Term Corporate Fund	31,788	31,797
	Trust Company

*	Vanguard Fiduciary	Small Cap Index Fund	23,558	29,151
	Trust Company

*	Promissory notes from participants having		—	345,103
	interest rates from 5.0% to 10.5% with
	maturity dates ranging from 2004 to 2013

	Total		$2,709,694	$3,579,207

*	Represents party-in-interest

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EIN #22-1586002 Plan #021

Savings Plan for the Hourly Paid Employees at Attapulgus, Georgia Schedule of Reportable Transactions* Year Ended December 31, 2003

Identity of Party Involved	Description of Assets (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain/(Loss)

Engelhard	Engelhard Corp. Stock Fund	$397,700			$397,700
Engelhard	Engelhard Corp. Stock Fund		$248,561	$214,337	248,561	$34,223

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724, 33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570, 333-71856, 333-88424) pertaining to the Savings Plan for the Hourly Paid Employees at Attapulgus, Georgia of our report dated June 11, 2004, with respect to the financial statements and schedules of the Savings Plan for the Hourly Paid Employees at Attapulgus, Georgia included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

ERNST & YOUNG LLP
Iselin, New Jersey
June 21, 2004

Signature

Form 11-K

Engelhard Corporation Savings Plan for Hourly Paid Employees
at Attapulgus, Georgia

          Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 21st day of June, 2004.

/S/ John C. Hess ———————————————————
By:	John C. Hess Secretary to the Committee and Vice President of Human Resources

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